NO ACT

PE
8-30-12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 1, 2012

Alan L. Dye
Hogan Lovells US LLP
alan.dye@hoganlovells.com

Re: Walgreen Co.
Incoming letter dated August 30, 2012

Dear Mr. Dye:

This is in response to your letter dated August 30, 2012 concerning the shareholder proposal submitted to Walgreen by James Barnett. Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

cc: James Barnett
*** FISMA & OMB Memorandum M-07-16 ***

October 1, 2012

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Walgreen Co.
Incoming letter dated August 30, 2012

The proposal relates to payments.

There appears to be some basis for your view that Walgreen may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Walgreen's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Walgreen omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Walgreen relies.

Sincerely,

Ted Yu
Senior Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Hogan Lovells US LLP
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004
T +1 202 637 5600
F +1 202 637 5910
www.hoganlovells.com

Rule 14a-8(b)
Rule 14a-8(f)(1)
Rule 14a-8(a)
Rule 14a-8(i)(6)
Rule 14a-8(i)(7)
Rule 14a-8(i)(3)

August 30, 2012

BY ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: Walgreen Co. (Commission File No. 001-00604) - Shareholder Proposal Submitted by James Barnett

Ladies and Gentlemen:

On behalf of Walgreen Co. (the "Company"), we are submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "Exchange Act") to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude from its proxy materials for its January 2013 annual meeting of shareholders (the "2013 proxy materials") a purported shareholder proposal and statement in support thereof (the "Submission") received from James Barnett (the "Proponent").

We also request confirmation that the staff of the Division of Corporation Finance will not recommend to the Commission that enforcement action be taken if the Company omits the Submission from its 2013 proxy materials for the reasons discussed below.

A copy of the Submission and related correspondence with the Proponent is attached hereto as *Exhibit A*.

In accordance with *Staff Legal Bulletin No. 14D* (Nov. 7, 2008) ("SLB No. 14D"), this letter and its exhibits are being delivered by e-mail to shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j), a copy of this letter and its exhibits also is being sent to the Proponent. Rule 14a-8(k) and SLB No. 14D provide that a shareholder proponent is required to send the company a copy of any correspondence which the proponent elects to submit to the Commission or the staff. Accordingly, we hereby inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the staff relating to the Submission, the Proponent should concurrently furnish a copy of that correspondence to the undersigned.

The Company currently intends to file its definitive 2013 proxy materials with the Commission on or about November 19, 2012.

THE SUBMISSION

The Submission states:

"We the shareholders of Walgreen Company petition the managing officers and the members of the board of the corporation to voluntarily repatriate 33% of their total monetary compensation for the 2013 calendar year, whether in the form of salary, bonuses, stock equities or the options thereon, into a bonus pool, to be distributed amongst employees of the company, with a goal that this money be distributed in such a manner that everyone within the corporation, from high to low, have a shot at earning a share of it if they are recognized by their supervisors and/or their peers as having done a superior job. We authorize the Board to create a committee to supervise the distribution of these funds."

BASES FOR EXCLUSION

We believe that the Submission may be excluded from the Company's 2013 proxy materials under Rules 14a-8(b) and 14a-8(f)(1) because the Proponent failed to demonstrate eligibility to submit the purported proposal. In addition, we believe that the Submission also may be excluded from the Company's 2013 proxy materials under Rule 14a-8(a) because it is not a "proposal" as that term is used in Rule 14a-8(a). Further, we believe the Submission may be excluded under Rules 14a-8(i)(6), 14a-8(i)(7) and 14a-8(i)(3) for the reasons discussed below.

Rules 14a-8(b) and 14a-8(f)(1) – The Proponent Failed to Demonstrate Eligibility to Submit a Proposal

Rule 14a-8(f)(1) provides that a shareholder proposal may be excluded from a company's proxy materials if the proponent fails to meet the eligibility and procedural requirements of Rule 14a-8(a) through (d) after the company provides timely notice of the deficiency and the shareholder fails to correct the deficiency. Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a shareholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder] submit[s] the proposal."

Under Rule 14a-8(b), and as explained in *Staff Legal Bulletin No. 14* (Jul. 13, 2001) ("SLB No. 14"), when a proponent is not the registered holder, the proponent "is responsible for proving his or her eligibility to submit a proposal to the company," which the proponent may do in either of two ways set forth in Rule 14a-8(b)(2). First, the proponent may submit a written statement from the record holder verifying that the proponent has owned the required number or value of company securities for the required time period. Alternatively, if the proponent has filed a Schedule 13D or Schedule 13G or a Form 3, Form 4 or Form 5 reflecting ownership of the required number or value of securities for the required time period, the proponent may submit a copy of the filed schedule or report along with a written statement that he or she owned the required number or value of securities continuously for the required time period. In either case, the proponent must also provide to the company "a written statement that [the proponent] intend[s] to continue to hold the securities through the date of the meeting of shareholders." If the proponent fails to provide proof of ownership in accordance with Rule 14a-8(b), the company may omit the proposal.

The Company received the Submission via U.S. mail on June 18, 2012. The Submission included a statement that the Proponent is the owner of 200 shares of the Company's stock through an account at Fidelity Investments. The Submission did not, however, include any documentary evidence of his ownership of the stock or the length of time for which he has owned it. The Submission listed the Proponent's home address, e-mail address and telephone number, but did not specify a preferred means of contact.

The Company reviewed its stock records and confirmed that the Proponent was not a record holder of Company stock. Accordingly, on June 29, 2012, within the required 14 day period under Rule 14a-8(f)(1), the Company notified the Proponent (the "Deficiency Notice") of the eligibility requirements of Rule 14a-8(b). The Company transmitted the Deficiency Notice to the Proponent by e-mail, to the address the Proponent provided, on June 29, 2012 and also sent a redundant copy via Federal Express.

The Deficiency Notice provided detailed information regarding Rule 14a-8's "record" holder requirements, as clarified by *Staff Legal Bulletin No. 14F* (Oct. 18, 2011) ("SLB No. 14F"), and attached a copy of Rule 14a-8 and SLB No. 14F. Specifically, the Deficiency Notice:

- stated that, according to the Company's stock records, the Proponent was not a record owner of shares of the Company's stock and that sufficient proof of ownership had not been received by the Company;
- described the type of statements and documentation necessary to demonstrate beneficial ownership under Rule 14a-8(b); and
- explained that any response had to be received by the Company no later than 14 calendar days from the date the Proponent received the Deficiency Notice.

A copy of the Deficiency Notice is attached hereto as part of *Exhibit A*.

As of the date of this letter, more than 14 calendar days have elapsed since delivery of the Deficiency Notice to the Proponent. The Company has received no further information from the Proponent. Accordingly, the Proponent has not provided the Company with any evidence to demonstrate that, at the time of his delivery of the Submission to the Company, he had continuously held for at least one year at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted at the Company's 2013 annual meeting of shareholders.

The Company delivered the Deficiency Notice within the time frame required by Rule 14a-8(f)(1), and therefore the Proponent's failure to provide proof of eligibility renders the Submission excludable under Rule 14a-8(f). Because the Proponent furnished the Company with his e-mail address, the Company's transmission of the Deficiency Notice by e-mail on June 29, 2012 was valid and effective delivery under Rule 14a-8(f)(1). *See Scana Corporation* (Feb. 22, 2011) (permitting exclusion of a proposal where company provided a deficiency notice to the e-mail address contained in the proponent's submission, but the deficiency notice was blocked by the proponent's e-mail "spam" software).

Rule 14a-8(a) – The Submission is Not a Proposal for Purposes of Rule 14a-8

Rule 14a-8(a) states that a shareholder proposal within the scope of the rule is a "recommendation or requirement that the company and/or its board of directors take action." In its release proposing the 1998 amendments to its proxy rules, the Commission stated that revised Rule 14a-8(a) reflects the Commission's "belief that a proposal that seeks no specific action, but merely purports to express shareholders' views, is inconsistent with the purposes of rule 14a-8 and may be excluded from companies' proxy materials."

It is clear from the plain language of the Submission that it does not ask either the Company or its board take any action, but instead calls upon certain individuals within the Company to voluntarily "repatriate" portions of their compensation for the 2013 calendar year to establish an employee bonus pool. The Submission's call for individual action, rather than Company or board action, is also demonstrated by the supporting statement, which says, "I ask the leadership of Acme Enterprises [sic] to take a step in the right direction and voluntarily repatriate 33% of their monetary compensation..." and "I am asking [leadership] to voluntarily commit to something that will help both our country and our nation" (emphasis added). The only reference to action on the part of the Company or its board is the Submission's "authorization" of a board level committee to supervise the distribution of the employee bonus pool. However, this authorization does not amount to a recommendation or requirement for action and it is meaningless without the individuals' volunteering to repatriate their compensation.

The Submission is based on the Proponent's view that "the increasing division between rich and poor is a problem." However, because the Submission seeks no action from the Company or its board, it is merely a means for the Proponent to express his views on certain issues he has identified as societal concerns. Consideration of these views as an item to be voted on at an annual meeting is inappropriate and not contemplated by Rule 14a-8. The staff has previously permitted exclusion of submissions that serve only as a means for shareholders to express their views. *See Longs Drug Stores Corp.* (Jan. 23, 2008) (permitting exclusion of a submission consisting of a letter to be read at the company's annual meeting, which letter did not recommend or request any action); *CSX Corp.* (Feb. 1, 1999) (permitting exclusion of a submission consisting of three poems for consideration); *Sensar Corp.* (Apr. 23, 2001) (permitting exclusion of a purported proposal seeking a vote to express displeasure over the terms of stock options awarded to management).

Rule 14a-8(i)(6) – The Submission is Beyond the Power of the Company to Implement

Rule 14a-8(i)(6) permits exclusion of a proposal "if the company would lack the power or authority to implement the proposal." The Commission has acknowledged that exclusion under Rule 14a-8(i)(6) "may be justified where implementing a proposal would require intervening actions by independent third parties." *See* Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"), at note 20. Further, the staff has permitted exclusion of proposals that seek implementation through the action of third parties. *See eBay Inc.* (Mar. 26, 2008) (permitting exclusion of a proposal prohibiting the sale of dogs and cats on the company's affiliated Chinese website, where the website was a joint venture which eBay did not control and therefore eBay could not implement the proposal without the consent of its joint venture partner); *Catellus Development Corp.* (Mar. 3, 2005) (permitting exclusion of a proposal requesting that the company take certain actions related to property it managed but no longer owned); *AT&T Corp.* (March 10, 2002) (permitting exclusion of a proposal requesting a bylaw amendment concerning independent directors that would "apply to successor companies," where the staff noted that it did "not appear to be within the board's power to ensure that all successor companies adopt a bylaw like that requested by the proposal"); *American Home Products Corp.* (Feb. 3, 1997) (permitting exclusion of a proposal requesting that the company include certain warnings on its contraceptive products, where the company could not add the warnings without first getting government regulatory approval); *SCEcorp* (Dec. 20, 1995, *recon. denied* Mar. 6, 1996) (permitting exclusion of a proposal to require unaffiliated fiduciary trustees of the company's employee stock plan, due to the lack of power by the company to compel the third parties to do so); *The Southern Co.* (Feb. 23, 1995) (permitting exclusion of a proposal requesting that the board of directors take steps to ensure ethical behavior by employees serving in the public sector).

As noted above, the Submission seeks independent, voluntary action on the part of certain individuals within the Company. Because the Company is not asked to, and does not have the power to, compel these individuals to repatriate their compensation, the Company simply lacks the power to implement the Submission.

Rule 14a-8(i)(7) – The Proposal Deals with a Matter Relating to the Company's Ordinary Business Operations

Rule 14a-8(i)(7) permits the exclusion of a shareholder proposal that "deals with a matter relating to the company's ordinary business operations." According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the purpose of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting." *See Release No. 34-40018* (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission indicated that the term "ordinary business" refers to "matters that are not necessarily 'ordinary' in the common meaning of the word, and is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." As the Commission explained in the 1998 Release, there are two "central considerations" underlying the ordinary business exclusion. The first consideration relates to the "subject matter" of the proposal, in regard to which the Commission indicated that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration is the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* (citing Exchange Act Release No. 12999 (Nov. 22, 1976)).

The staff has consistently permitted exclusion of proposals seeking action on general employee compensation as matters that involve the ordinary business operations of the company. In *KVH Industries Inc.* (Mar. 20, 2011), for example, the staff allowed exclusion of a proposal requesting that any employee who has sold company stock or options within the previous 12 months be ineligible to receive new stock option grants. In *KVH*, the staff noted that "proposals that concern general employee compensation matters are generally excludable under rule 14a-8(i)(7)." *See also Wells Fargo & Company* (Mar. 14, 2011) (permitting exclusion of a proposal seeking a report describing the board's actions to ensure that employee compensation does not lead to excessive risk-taking, as a matter involving compensation paid to a large number of employees rather than just executive officers); *WGL Holdings Inc.* (Nov. 17, 2006) (permitting exclusion of a proposal requesting moderate raises for retired employees); *International Business Machine Corporation* (Jan. 13, 2005) (permitting exclusion of a proposal seeking a report examining the competitive impact of rising health insurance costs).

The staff's policy of permitting exclusion of proposals involving compensation matters does not extend to proposals that are focused on executive compensation. *See, e.g., AT&T Corp.* (Mar. 1, 2004) (denying exclusion of a proposal requesting a special review of executive compensation policies); *International Business Machines Corporation* (Feb. 2, 2004) (same). If the thrust or focus of a proposal is something other than executive compensation, however, the proponent may not avoid exclusion by couching the proposal as one tangentially involving executive compensation. In *Exelon Corp.* (Feb. 21, 2007), for example, the staff permitted exclusion of a proposal seeking to prohibit payment of bonuses to the company's executives to the extent that a reduction in retiree benefits enabled the executives to reach their performance goals. In its letter allowing exclusion, the staff said "we note that although the proposal mentions executive compensation, the thrust and focus of the proposal is on the ordinary business matter of general employee benefits." *See also General Electric Co.* (Jan. 10, 2005) (permitting exclusion of a proposal asking the board's compensation committee to include social responsibility and environmental criteria in the goals executives must meet to receive compensation, where the proposal's thrust and focus involved teen smoking and the depiction of smoking in movies).

The thrust and focus of the Submission is clearly on matters of ordinary business, namely the compensation of the Company's employees as a whole. The Submission's targeting of the compensation of managing officers and directors is simply a means to an end, which is establishment of a bonus pool that would be distributed among the Company's employees. The Submission could just as easily have sought funding of the bonus pool from any other source, without altering the underlying objective of providing a bonus pool for "everyone within the corporation."

Rule 14a-8(i)(3) – The Submission is Materially False and Misleading in Violation of Rule 14a-9

Rule 14a-8(i)(3) permits exclusion of a shareholder proposal and supporting statement if either is contrary to the Commission's proxy rules. One of the Commission's proxy rules, Rule 14a-9, prohibits the making of false or misleading statements in proxy materials. The staff has indicated that a proposal is misleading, and therefore excludable under Rule 14a-8(i)(3), if "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *See Staff Legal Bulletin No. 14B* (Sep. 15, 2004).

A. The Submission Contains Undefined Key Terms That Are Subject To Varying Interpretations

The staff has consistently deemed proposals relating to executive compensation to be excludable under Rule 14a-8(i)(3) where certain core aspects of the proposal are ambiguous, resulting in the proposal being so vague or indefinite as to render it inherently misleading. The staff has, for example, allowed exclusion of a proposal that fails to define key terms or otherwise make clear how the proposal would be implemented. *See The Boeing Company* (Mar. 2, 2011) (permitting exclusion of a proposal requesting, in part, that senior executives relinquish "executive pay rights" where the staff found that the proposal did not sufficiently define the meaning of that phrase, rendering the proposal vague and indefinite); *General Electric Co.* (Jan. 21, 2011) (permitting exclusion of a proposal requesting the compensation committee to make certain changes to executive compensation including changing performance measurement periods and criteria for incentive-based compensation); *Verizon Communications Inc.* (Feb. 21,

2008) (permitting exclusion of a proposal requesting that the board of directors adopt a new executive compensation policy, where the staff found that the proposal failed to define critical terms); and *General Electric Co.* (Jan. 23, 2003) (permitting exclusion of a proposal seeking an individual cap on salaries and benefits of one million dollars for failing to define the critical term "benefits" or otherwise provide guidance on how benefits should be measured).

The staff has also regularly allowed exclusion under Rule 14a-8(i)(3) where the meaning and application of key terms or standards used or referred to in the proposal "may be subject to differing interpretations." *See, e.g., Allstate Corp.* (Jan. 18, 2011) (allowing exclusion of a proposal where the term "executive pay rights" was not sufficiently explained); *Energy East Corporation* (Feb. 12, 2007) (allowing exclusion of a proposal relating to executive compensation where key terms such as "benefits" and "peer group" were not defined); *Wendy's International Inc.* (Feb. 24, 2006) (allowing exclusion of a proposal where the term "accelerating development" was unclear); *Peoples Energy Corporation* (Nov. 23, 2004) (permitting exclusion of a proposal where the term "reckless neglect" was unclear); *Exxon Corporation* (Jan. 29, 1992) (permitting exclusion of a proposal regarding board member criteria because certain terms were subject to differing interpretations); and *Fuqua Industries, Inc.* (Mar. 12, 1991) (permitting exclusion where the "meaning and application of terms and conditions ... in the proposal would have to be made without guidance from the proposal and would be subject to differing interpretations"). In issuing its no-action letter in *Fuqua Industries*, the staff stated that "the proposal may be misleading because any action ultimately taken by the [c]ompany upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal."

Similar to these examples, the Submission is vague and indefinite due to its failure to define key terms that are subject to varying interpretations. The Submission requests that "the managing officers and the members of the board...voluntarily repatriate 33% of their total monetary compensation for the 2013 calendar year...to be distributed amongst employees of the company...."

- It is unclear what level of officers the Submission would pick up as "managing officers." Further confusing the issue, the supporting statement refers to "leadership" and "top executives." The Company might consider its "managing officers" to be those it identifies as "executive officers" pursuant to Rule 3b-7 under the Exchange Act, "named executive officers" under Item 402 of Regulation S-K, or "officers" as defined under Rule 16a-1(f) of the Exchange Act. In contrast, shareholders may believe the term should include a larger number of persons, such as any individual with a title of vice president or higher or anyone who has the authority to manage the work of others such as store managers. This distinction has real significance given that the Submission seeks to fund a bonus pool with funds from these individuals, and defining the scope of the persons covered would have a direct impact on the size of the bonus pool.

- It is also unclear what is meant by the Submission's suggestion that these individuals "repatriate" their compensation. That term is defined by the Merriam-Webster dictionary as meaning "to restore or return to the country of origin, allegiance, or citizenship." The Submission's use of the term "repatriate" may cause shareholders to believe that only compensation or other funds paid to or held by the Company's managing officers or directors overseas is to be used for purposes of the employee bonus pool.

- The Submission also refers to compensation for the "2013 calendar year," including salary, bonuses, and stock equities or the options thereon. However, the Submission provides no insight into whether covered compensation should include (i) amounts actually paid or awarded during the 2013 calendar year, (ii) amounts earned for the 2013 calendar year, even if paid during a different calendar year, (iii) value realized upon vesting or exercise of equity awards during the 2013 calendar year or (iv) values associated with equity awards granted during the 2013 calendar year, even if no value is realized by the grantee until vesting or exercise. These examples make clear the significant defects in the Submission's failure to provide guidance as to how "total monetary compensation" should be calculated based on the 2013 calendar year.

Similarly, the Submission utterly fails to provide guidance as to how it should be implemented. For example, it is unclear from the Submission how the affected individuals would go about repatriating their compensation. Would the Company somehow withhold these amounts from the compensation of these individuals or would each affected individual need to pay back earned amounts? Would each affected individual be entitled to determine his or her own process for repatriating their compensation, including how to value "total monetary compensation" and the timing of when such amounts would be owed? Would unvested portions of equity compensation be considered for purposes of computing amounts to be repatriated, and if so, how would that be implemented consistent with the restrictions on the transferability of awards granted under the Company's equity incentive plans (the Company's Long-Term Performance Incentive Plan and the related forms of grant agreement generally provide that awards under the plan are non-transferable during the life of the participant, other than transfers to immediate family members and their affiliated entities in limited specified circumstances).

In addition, the Submission requests that "everyone within the corporation...have a shot at earning a share of [the repatriated compensation] if they are recognized by their supervisors and/or their peers as having done a superior job," and that the Board create "a committee to supervise the distribution of these funds." The Submission does not provide any guidance on what criteria would be used to measure the performance of each employee, on what basis the funds would be apportioned among employees, which determinations would be made by supervisors vs. peers of an employee (or require the approval of both), who would be deemed to be an employee's "peers" or "supervisors" for this purpose, the mechanism to be used to discern the recommendations of such groups, or what form the bonus pool payouts would take.

This long list of undefined key terms and varying interpretations makes clear that the Submission would confuse and mislead shareholders.

B. The Submission Contains Irrelevant References

In Staff Legal Bulletin No. 14B (Sept. 15, 2004)("SLB 14B"), the staff indicated that modification or exclusion of a proposal may be appropriate where "substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote." The staff's position in SLB 14B is consistent with prior no-action precedent. *See, e.g., Freeport-McMoRan Copper & Gold Inc.* (Feb. 22, 1999) (permitting exclusion of a proposal unless revised to delete discussion of a news article regarding alleged conduct by the company's chairman and directors that was irrelevant to the proposal's subject matter, the annual election of directors).

The Submission's "argument" section refers several times to an entity named "Acme Enterprises" that the Proponent appears to have confused with the Company. For example, the Submission refers to "we, the stockholders of Acme Enterprises" and to the "leadership of Acme Enterprises," apparently intending to refer to the Company instead. These irrelevant references call into question what the Submission is intended to accomplish and serve only to further confuse the Company's shareholders regarding what they are being asked to approve.

CONCLUSION

For the reasons state above, it is our view that the Company may exclude the Submission from its 2013 proxy materials pursuant to Rules 14a-8(b), 14a-8(f)(1), 14a-8(a), 14a-8(i)(6), 14a-8(i)(7) and 14a-8(i)(3). We request the staff's concurrence in our view or, alternatively, confirmation that the staff will not recommend any enforcement action to the Commission if the Company so excludes the Submission.

If you have any questions or need additional information, please feel free to contact me at (202) 637-5737. When a written response to this letter is available, I would appreciate your sending it to me by e-mail at Alan.Dye@hoganlovells.com and by fax at (202) 637-5910.

Sincerely,

Alan L. Dye

Alan L. Dye

Enclosures

cc: James Barnett
Mark L. Dosier (Walgreen Co.)

\\DC - 705495/000300 - 3484126 v3

Exhibit A

Copy of the Proposal and Related Correspondence

James Barnett

*** FISMA & OMB Memorandum M-07-16 ***

Walgreen Company
Attn: Corporate Secretary
108 Wilmot Road
Deerfield, IL 60015

June 15, 2012

I, James Barnett, owner of 200 shares of Walgreen Company common stock through my account at Fidelity Investments, would like to present the following proposal before my fellow shareholders for a vote at the next annual meeting:

We the shareholders of Walgreen Company petition the managing officers and the members of the board of the corporation to voluntarily repatriate 33% of their total monetary compensation for the 2013 calendar year, whether in the form of salary, bonuses, stock equities or the options thereon, into a bonus pool, to be distributed amongst employees of the company, with a goal that this money be distributed in such a manner that everyone within the corporation, from high to low, have a shot at earning a share of it if they are recognized by their supervisors and/or their peers as having done a superior job. We authorize the Board to create a committee to supervise the distribution of these funds.

Argument: *In this day and age, there is no point in owning a stock that you don't believe in, so it almost goes without saying that we, the stockholders of Acme Enterprises, believe in the skills and the abilities of Acme's management, as well as those of its Board of Directors. But we must also realize that the increasing division between rich and poor is a problem, both within the ranks of our corporation and in American society at large. We as stockholders have a role in rectifying this problem. In this regard, I ask the leadership of Acme Enterprises to take a step in the right direction and voluntarily repatriate 33% of their monetary compensation into a fund that will give bonuses to salaried and other employees as a reward for and in recognition of a job well done. As the level of compensation is commonly understood as a barometer of actual worth, I am not asking for our top executives to put themselves on a lower rung of this economic totem pole than their peers at other comparable companies. But I am asking them to voluntarily commit to something that will help both our company and our nation. It would help build morale throughout the ranks of Acme Enterprises. It would be good publicity for our company. And perhaps, in some small way, it might help to bridge a chasm that is slowly tearing our nation apart.*

Sincerely,
James Barnett

JAMES BARNETT

CAROL STREAM IL 601

26 JUN 2012 PM 5 L

WALGREEN COMPANY
ATTN : CORPORATE SECRETARY
108 WILMOT ROAD
DEERFIELD, IL. 60015

60015514599

Walgreens

There's a way™

Thomas J. Sabatino, Jr.
Executive Vice President
General Counsel & Corporate Secretary

June 29, 2012

Via Federal Express and
Email: *** FISMA & OMB Memorandum M-07-16 ***

Mr. James Barnett

*** FISMA & OMB Memorandum M-07-16 ***

Re: Notice of Defect under Rule 14a-8
Shareholder Proposal for Walgreen Co. 2013 Annual Meeting

Dear Mr. Barnett:

This letter acknowledges receipt on June 18, 2012 of your letter dated June 15, 2012 (postmarked June 16, 2012), which seeks to submit a shareholder proposal for the 2013 annual meeting of shareholders of Walgreen Co. Based on our review of the information you provided, our records, and regulatory materials, we have been unable to conclude that your proposal meets the minimum ownership requirements of Rule 14a-8 for inclusion in Walgreens' proxy materials, and unless you can demonstrate that you meet the requirements within 14 days of receiving this notice, we will be entitled to exclude your proposal from the company's proxy materials for the upcoming Walgreen Co. annual meeting. We anticipate that the annual meeting will be held on January 9, 2013, and that we will mail our proxy materials on or around November 16, 2012.

To be eligible to have your shareholder proposal included in the company's proxy statement, your proposal must comply with the requirements of Rule 14a-8 of Regulation 14A under the Securities Exchange Act of 1934, including the requirement that you demonstrate that you satisfy the stock ownership requirements of Rule 14a-8(b). Rule 14a-8(b) states that, in order to be eligible to submit a proposal for the upcoming Walgreens Annual Meeting, you must have continuously held at least $2,000 in market value, or 1%, of Walgreen Co. common stock (the class of the company's securities entitled to be voted on the proposal at the meeting) for at least one year by the date you submit the proposal. Rule 14a-8(b) also states that you must continue to hold those securities through the date of the meeting and must so indicate to us.

The company's transfer agent has reviewed the list of record owners of the company's common stock, and you are not listed as a registered owner of Walgreens common stock. We are not able to confirm from the company's records that you have continuously held 200 shares of the company's common stock for at least one year prior to the date you submitted your proposal. Please note that Rule 14a-8(b)(2)(i) provides that a shareholder who is not a registered owner of company stock must provide proof of ownership by submitting a written statement "from the 'record holder' of the securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year. On October 18, 2011, the Division of Corporation Finance of the Securities and Exchange Commission issued Staff Legal Bulletin No. 14F (SLB 14F), which provides that for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as record holders of securities. Further, it states that if a shareholder's broker or bank is not on DTC's participant list, then that shareholder must provide two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year - one from the shareholders' broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

Therefore, in order to submit your proposal for possible inclusion in the company's proxy statement, you must provide us with: (i) confirmation in accordance with Rule 14a-8(b)(2) that you have continuously held for at least one year by the date you submitted your proposal at least $2,000 in market value of the company's securities entitled to be voted on the proposal at the meeting, and (ii) a written statement that you intend to continue to hold those securities through the date of the annual meeting of shareholders. Pursuant to Rule 14a-8(f), you must provide us with these confirmation materials within 14 days after you receive this letter. If we do not receive the materials within that time, we intend to exclude your proposal. We have attached to this notice copies of Rule 14a-8 and SLB 14F for your convenience.

Please note that if you provide timely and adequate proof of ownership, Walgreens reserves the right to raise any substantive objections to your proposal at a later date. If we do so, we will notify and inform you of our reasons in accordance with SEC rules and regulations.

Very truly yours,

Thomas J. Sabatino, Jr.

Executive Vice President, General Counsel and Corporate Secretary

Enclosures

§ 240.14a-8 Shareholder proposals.

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This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

§ 240.14a-9 False or misleading statements.

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U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule

14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents.

We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

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1 *See* Rule 14a-8(b).

2 For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

3 If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

4 DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC

participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden,* 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm